

Mail Stop 3561

March 3, 2011

<u>Via U.S. Mail</u>

Mr. Jack W. Hanks, Chief Executive Officer
Management Energy, Inc.
2626 Cole Avenue, Suite 610
Dallas, Texas 75204

> **Re:** **Management Energy, inc.**
> **Form 10-K for the fiscal year ended April 30, 2010**
> **Filed August 13, 2010**
> **Form 10-Q for the fiscal quarter ended October 31, 2010**
> **Filed January 10, 2011**
> **File No. 333-152608**

Dear Mr. Hanks:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief